UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28651 / March 18, 2009

_____

In the Matter of   :
                                                                                          :
Mainstay VP Series Fund, Inc.   :
51 Madison Avenue, New York, NY   :
New York, NY 10017-3206   :
                                                                                          :
(812–13515)   :

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a), 15(a)
AND 15(b) OF THE ACT, AND RULES 6e-2(b)(15) and 6e-3(T)(b)(15) THEREUNDER

Mainstay VP Series Fund, Inc. (the "Fund") and New York Life Investment Management LLC
("NYLIM") (together, "Applicants") filed an application on April 2, 2008, and filed amended
and restated applications on November 20, 2008, and February 17, 2009, for an order under
Section 6(c) of the Investment Company Act of 1940 ("Act"), granting exemption of each life
insurance company separate account supporting variable life insurance contracts ("VLI
Accounts") (and its insurance company depositor) that may invest in shares of the Fund or a
future fund, from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-
2(b)(15) and 6e-3(T)(b)(l5) (or any comparable provisions of a permanent rule that replaces Rule
6e-3(T)(b)(15)) thereunder to the extent necessary to permit such VLI Accounts to hold shares of
the Fund or a future fund when one or more of the following other types of investors also hold
shares of the Fund or a future fund: (1) life insurance company separate accounts supporting
variable annuity contracts ("VA Accounts"), whether or not the life insurance company is an
affiliated person of the insurance company depositor of any VLI Account, (2) VLI Accounts
supporting scheduled or flexible premium variable life insurance contracts, whether or not the
life insurance company is an affiliated person of the insurance company depositor of any other
VLI Account, (3) general accounts of insurance company depositors of VA Accounts and/or VLI
Accounts, (4) the Fund's investment adviser or future fund's investment adviser (or an affiliated
person of the investment adviser), or (5) qualified group pension plans and group retirement
plans in accordance with Section 817(h) of the Internal Revenue Code and the U.S. Treasury
regulations and Internal Revenue Service guidelines thereunder, as described in the application,
outside the separate account context.

A notice of the filing of the application was issued on February 20, 2009 (Investment Company Act Release No. 28619). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the matter would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for Mainstay VP Series Fund, et al. be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary